



Alty Inc.

For the last 5 years as a banking and fintech software development company, we have had a chance to work with different banks worldwide and talk to their target audience. This gave us an understanding of people's needs when we talk about money. We believe that today is only the beginning of a fundamental change in how we use and store our money and interact with different companies. Our relationships as clients with merchants and banks get more complex due to big competition and their desire to have us as their clients forever. We invest in Card Blanch because people are not seeking better banks or merchants. They are seeking simplifications in an abundance of offers on the market and resolution of relationship complexity. People are seeking better experiences, and Card Blanch is one of them.

Invested $100,000 this round & $500,000 previously

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